Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR THE THREE MONTHS AND YEAR

ENDED MARCH 31, 2017

Gurgaon, India and New York, May 16, 2017 — Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today announced its unaudited financial and operating results for three months and year ended March 31, 2017.

Commenting on the performance, Dhruv Shringi, Yatra’s CEO and Co-Founder mentioned: “I am delighted to share that we closed out fiscal year ended March 31, 2017 on a positive note with the fourth quarter, which was our first full quarter as a public company, witnessing a significant ramp up in growth rate. We also exceeded the high end of our Revenue Less Service Cost guidance range by posting over INR5.2 billion for fiscal 2017.

The travel industry in India is witnessing a period of sustained growth, and we are very excited to be a leading player in the sector.  The domestic air travel industry in India actually grew 19% in passenger volumes in the fourth quarter, making India one of the fastest growing aviation markets in the world.  Our growth continued to outpace industry growth. Mobile traffic also scaled up rapidly with 72% of our traffic coming from mobile devices in the fourth quarter up from 67% in third quarter.

We are excited to share that we have signed up one of India’s biggest youth icon, Ranbir Kapoor, as our brand ambassador. His vibrant persona and pan-India appeal makes him an ideal fit for our brand. We are confident that with Ranbir as our endorser, we will strengthen our brand appeal across the length and breadth of the country and take Yatra to even greater heights.

On the back of the strong performance in the fourth quarter, we are also initiating Revenue Less Service Cost guidance of 30% to 35% growth for the fiscal year ending March 31, 2018.

Financial and Operating highlights for the three months ended March 31, 2017:

•	Gross Air Passengers Booked were 1.8 million representing year-over-year (YOY) growth of 22.5%, standalone Hotel Room Nights Booked were 0.4 million representing an increase of 53.7% YOY while Packages Passengers Travelled were approximately 33,000 representing an increase of 6.6% YOY.
•	Total Gross Bookings reached INR 19.5 billion representing YOY growth of 32.9%.
•	Total Revenue (including other income) increased by 18% YOY to INR 2,429.5 million.
•	Revenue Less Service Cost[1] increased to INR 1,474.9 million, representing an increase of 33% YOY.
•	Adjusted EBITDA Loss[2] was INR 558.6 million compared to INR 268.5 million during the same period last year.

Financial and Operating highlights for the fiscal year ended March 31, 2017:

•	Gross Air Passengers Booked were 6.9 million representing YOY growth of 20.6%, standalone Hotel Room Nights Booked were 1.4 million representing an increase of 21.4% YOY while Packages Passengers Travelled were 143,000 representing an increase of 9.8% YOY.
•	Total Gross Bookings reached INR 69.1 billion, representing YOY growth of 16.1%.
•	Total Revenue (including other income) increased by 12.1% YOY to INR 9,393.5 million.
•	Revenue Less Service Cost[1] increased to INR 5,202.6 million, representing an increase of 23.6% YOY.
•	Adjusted EBITDA Loss[2] was INR 1000.9 million compared to INR 951.8 million during the same period last year.

	Three months ended March 31,
	2017	2017	2016	YOY Change
	INR	USD	INR	%
(in thousands except percentages)
Financial Summary as per IFRS
Revenue (including other income)	2,429,487	37,537	2,058,234	18.0%
Results from operations	(1,191,085)	(18,402)	(334,447)	256.1%
Loss for the period	(830,181)	(12,826)	(347,766)
Financial Summary as per non-IFRS measures
Revenue Less Service Cost[1]	1,474,890	22,788	1,108,819	33.0%
Air Ticketing	1,011,157	15,623	751,527	34.5%
Hotels and Packages	298,708	4,615	237,607	25.7%
Others	165,025	2,550	119,685	37.9%
Adjusted EBITDA[2]	(558,635)	(8,631)	(268,469)	108.1%
Operating Metrics
Gross Bookings[4]	19,503,058	301,328	14,674,717	32.9%
Air Ticketing	16,499,202	254,918	12,093,909	36.4%
Hotels and Packages	2,648,884	40,926	2,405,028	10.1%
Others	354,972	5,484	175,780	101.9%
Net Revenue Margin %[5]
Air Ticketing	6.1%		6.2%
Hotels and Packages	11.3%		9.9%
Quantitative Details [6]
Air Passengers Booked	1,814		1,481	22.5%
Hotel Room Nights Booked	442		287	53.7%
Packages Passengers Travelled	33		31	6.6%

	Year ended March 31,
	2017	2017	2016	YOY Change
	INR	USD	INR	%
(in thousands except percentages)
Financial Summary as per IFRS
Revenue (including other income)	9,393,505	145,133	8,378,911	12.1%
Results from operations	(1,863,415)	(28,791)	(1,204,917)	54.7%
Exceptional items[3]	(4,242,526)	(65,548)	-
Loss for the year	(5,936,963)	(91,728)	(1,243,302)
Financial Summary as per non-IFRS measures
Revenue Less Service Cost[1]	5,202,609	80,382	4,207,545	23.6%
Air Ticketing	3,656,976	56,501	2,876,526	27.1%
Hotels and Packages	1,123,853	17,364	1,046,568	7.4%
Others	421,780	6,517	284,451	48.3%
Adjusted EBITDA[2]	(1,000,896)	(15,464)	(951,844)	5.2%
Operating Metrics
Gross Bookings[4]	69,051,984	1,066,876	59,497,191	16.1%
Air Ticketing	57,562,263	889,356	49,268,781	16.8%
Hotels and Packages	10,435,643	161,234	9,614,004	8.5%
Others	1,054,078	16,286	614,406	71.6%
Net Revenue Margin %[5]
Air Ticketing	6.4%		5.8%
Hotels and Packages	10.8%		10.9%
Quantitative Details[6]
Air Passengers Booked	6,869		5,698	20.6%
Hotel Room Nights Booked	1,393		1,139	21.4%
Packages Passengers Travelled	143		130	9.8%

Note:

1.	Revenue Less Service Cost represents revenue (including other income) after deducting service costs. See “Certain Non-IFRS Measures.”
2.	See the section below entitled “Certain Non-IFRS Measures”.
3.	The exceptional items relate to NASDAQ listing related expenses, transaction costs and contingent dividend expense.
4.	Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds.
5.	Net Revenue Margin is defined as Revenue Less Service Cost as a percentage of Gross Booking.
6.	Quantitative details are considered on a gross basis.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the unaudited condensed consolidated statement of profit or loss and other comprehensive loss for the three months and year ended March 31, 2017, the unaudited condensed consolidated statement of financial position as at March 31, 2017, the unaudited condensed consolidated statement of changes in equity for the year ended March 31, 2017, and the unaudited condensed consolidated statement of cash flows for the year ended March 31, 2017 were converted into U.S. dollars at the exchange rate of 64.72 INR per USD. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Business Combination

On July 13, 2016, Yatra Online, Inc. entered into a business combination (the “Business Combination”) with NASDAQ listed Terrapin 3 Acquisition Corporation (“Terrapin 3”). Terrapin 3 was a special purpose acquisition company formed for the purpose of effecting a merger, acquisition or similar business combination. On December 16, 2016, the Business Combination was completed pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of September 28, 2016, and the preference shares issued by Yatra Online, Inc. were converted into ordinary shares of Yatra Online, Inc.

Results of Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

Revenue (including other income). We generated revenue of INR 2,429.5 million in the three months ended March 31, 2017, an increase of 18% over our revenue of INR 2,058.2 million for the three months ended March 31, 2016.

Service Cost. Our service cost increased to INR 954.6 million in the three months ended March 31, 2017 from INR 949.4 million in the three months ended March 31, 2016 in line with the increase in the volume of the Packages business.

Revenue Less Service Cost (including other income). Our Revenue Less Service Cost increased by 33% to INR 1,474.9 million in the three months ended March 31, 2017 from INR 1,108.8 million in the three months ended March 31, 2016. This growth resulted mainly from an increase of 34.5% in our air ticketing revenue along with an increase of 25.7% in our hotels and packages revenue less service cost. Please see the section below entitled “Certain Non-IFRS Measures.”

Air Ticketing. Revenue from our Air Ticketing business increased by 34.5% to INR 1,011.2 million in the three months ended March 31, 2017 from INR 751.5 million in the three months ended March 31, 2016. This growth was driven by an increase in gross bookings by 36.4% to INR 16.5 billion in the three months ended March 31, 2017 from INR 12.1 billion in the three months ended March 31, 2016 partially offset by a slight decrease in our Net Revenue Margin to 6.1% for the three months ended March 31, 2017 from 6.2% for the corresponding period last year. The expansion of travel market in India along with the increase in domestic travel sector are the major growth drivers of our Air Ticketing transactions and Gross Bookings in three months ended March 31, 2017.

Hotels and Packages. Revenue from our Hotels and Packages business increased by 5.6% to INR 1,253.3 million in the three months ended March 31, 2017 from INR 1,187 million in the three months ended March 31, 2016. Our revenue less service cost for this segment increased by 25.7% to INR 298.7 million in the three months ended March 31, 2017 from INR 237.6 million in the three months ended March 31, 2016. This growth was due to an increase in our Gross Bookings by 10.1% to INR 2.6 billion along with an increase in Net Revenue Margin to 11.3% during the three months ended March 31, 2017 as compared to 9.9% during the three months ended March 31, 2016.The increase in Net Revenue Margin is due to change in business mix and higher margins as negotiated from the suppliers.

Other Revenue. Our other revenue grew by 56.1% to INR 136.1 million in the three months ended March 31, 2017 from INR 87.2 million in the three months ended March 31, 2016. The growth in this segment was mainly due to an increase in advertisement revenue and facilitation fees.

Other Income. Our other income decreased to INR 29.0 million in the three months ended March 31, 2017 from INR 32.5 million in the three months ended March 31, 2016. This decrease was on account of write back of liabilities made in prior years.

Personnel Expenses. Our personnel expenses increased by 143.3% to INR 931.5 million in the three months ended March 31, 2017 from INR 382.9 million in the three months ended March 31, 2016. This increase was primarily on account of increase in employee share-based payment expense to INR 550.9 million in the three months ended March 31, 2017 from INR 4.2 million in the three months ended March 31, 2016. Excluding the employee share-based payment expense, our personnel expense growth would have been 0.5% for the three months ended March 31, 2017.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 113.2% to INR 962.6 million in the three months ended March 31, 2017 from INR 451.5 million in the three months ended March 31, 2016 primarily on account of increases in consumer promotions, loyalty incentive programs and brand spends on TV and print media. The ratio of marketing and sales promotion expense to revenue less service cost increased to 65.3% in the three months ended March 31, 2017 from 40.7% in the three months ended March, 31 2016.

Other Operating Expenses. Other operating expenses increased by 26.2% to INR 690.3 million in the three months ended March 31, 2017 from INR 547.2 million in the three months ended March 31, 2016 primarily on account of increase in commission and payment gateway expense due to increase in business volume and increase in legal and professional expenses.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 32.1% to INR 81.6 million in the three months ended March 31, 2017 from INR 61.7 million in the three months ended March 31, 2016 primarily as a result of an increase in amortization expense.

Results from Operations. As a result of the foregoing factors, our results from operating activities was a loss of INR 1,191.1 million in the three months ended March 31, 2017. Our loss for the three months ended March 31, 2016 was INR 334.4 million. Excluding the employee share-based compensation costs, the operating loss would have been INR 640.2 million for three months ended March 31, 2017 as compared to INR 330.2 million for three months ended March 31, 2016. Please see the section below entitled “Certain Non-IFRS Measures.”

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture decreased to INR 2.6 million in the three months ended March 31, 2017 from INR 3.2 million in the three months ended March 31, 2016.

Finance Income. Our finance income increased to INR 425.2 million in the three months ended March 31, 2017 from INR 26.5 million in the three months ended March 31, 2016.The increase is primarily due to the decrease in the market value of publicly traded warrants by INR 291.1 million, reversal due to fair valuation of contingent dividend by INR 69 million and increase in interest on bank deposits by INR 40.4 million.

Finance Costs. Our finance costs increased to INR 57.3 million in the three months ended March 31, 2017 as compared to INR 29.3 million in the three months ended March 31, 2016 primarily on account of unwinding of a financial liability related to business expenses.

Income Tax Expense. Our income tax expense during the three months ended March 31, 2017 was INR 4.4 million compared to an expense of INR 7.4 million during the three months ended March 31, 2016. This was primarily on account of lower taxable income in our subsidiaries.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended March 31, 2017 was INR 830.2 million as compared to a loss of INR 347.8 million in the three months ended March 31, 2016. Excluding the employee share based compensation costs and net change in fair value of warrants , the loss would have been at INR 570.4 million for three months ended March 31, 2017 and INR 342.4 million for three months ended March 31, 2016. Please see the section below entitled “Certain Non-IFRS Measures.”

Basic and Diluted Loss Per Share. Basic and Diluted loss per share was INR 24.04 in the three months ended March 31, 2017 as compared to basic and diluted loss per share of INR 15.72 in the three months ended March 31, 2016. After adjusting for employee share based compensation costs and net change in fair value of warrants, basic and diluted loss per share would have been INR 16.52 in the three months ended March 31, 2017 as compared to INR 15.48 in the three months ended March 31, 2016. Please see the section below entitled “Certain Non-IFRS Measures.”

Liquidity. As of March 31, 2017, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 4,560.5 million as compared to INR 1,414.6 million as on March 31, 2016.

Results of Year ended March 31, 2017 Compared to Year Ended March 31, 2016

Revenue (including other income). We generated revenue of INR 9,393.5 million in the year ended March 31, 2017, an increase of 12.1% over our revenue of INR 8,378.9 million for the year ended March 31, 2016.

Service Cost. Our service cost increased marginally to INR 4,190.9 million in the year ended March 31, 2017 from INR 4,171.4 million in the year ended March 31, 2016.

Revenue Less Service Cost (including other income). Our Revenue Less Service Cost increased by 23.6% to INR 5,202.6 million in the year ended March 31, 2017 from INR 4,207.5 million in the year ended March 31, 2016. This growth resulted mainly from an increase of 27.1 % in our Air Ticketing revenue along with an increase of 7.4% in our Hotels and Packages Revenue Less Service Costs. Please see the section below entitled “Certain Non-IFRS Measures.”

Air Ticketing. Revenue from our Air Ticketing business increased by 27.1% to INR 3,657 million in the year ended March 31, 2017 from INR 2,876.5 million in the year ended March 31, 2016. This growth was driven by an increase in Gross Bookings of 16.8% to INR 57.6 billion in the year ended March 31, 2017 from INR 49.3 billion in the year ended March 31, 2016, along with an increase in our Net Revenue Margin to 6.4% for the year ended March 31, 2017 from 5.8% for the year ended March 31, 2016. We witnessed higher net revenue margins in this segment in the year ended March 31, 2017 compared to the year ended March 31, 2016 due to better volume based deals negotiated with the airlines and higher fixed fee on comparatively lower air ticket prices.

Hotels and Packages. Revenue from our Hotels and Packages business increased marginally by 1.9% to INR 5,314.7 million in the year ended March 31, 2017 from INR 5,217.9 million in the year ended March 31, 2016. Our Revenue Less Service Cost for this segment increased by 7.4% to INR 1,123.8 million in the year ended March 31, 2017 from INR 1,046.6 million in the year ended March 31, 2016. This was due to an increase in our Gross Bookings by 8.5% to INR 10.4 billion during the year ended March 31, 2017 partially offset by a slight decrease in our Net Revenue Margin to 10.8% for the year ended March 31, 2017 from 10.9% for the year ended March 31, 2016.

Other Revenue. Our other revenue grew by 53.3% to INR 373.4 million in the year ended March 31, 2017 from INR 243.6 million in the year ended March 31, 2016. The growth in this segment was mainly due to an increase in advertisement revenue and facilitation fees.

Other Income. Our other income increased to INR 48.4 million in the year ended March 31, 2017 from INR 40.9 million in the year ended March 31, 2016.

Personnel Expenses. Our personnel expenses increased by 38.9% to INR 2,104.7 million in the year ended March 31, 2017 from INR 1,515.6 million in the year ended March 31, 2016. This increase was on account of increase in employee share-based payment expense to INR 586.9 million in the year ended March 31, 2017 from INR 19.4 million in the year ended March 31, 2016. Excluding the employee share-based payment expense, our personnel expense growth would have been 1.4% for the year ended March 31, 2017.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 45.6% to INR 2,457.2 million in the year ended March 31, 2017 from INR 1,687.5 million in the year ended March 31, 2016 primarily on account of increases in consumer promotion programs, loyalty incentive programs and brand spends on TV and print media. The ratio of marketing and sales promotion expenses to revenue less service cost for the year ended March 31, 2017 was higher at 47.2% compared to 40.1% in the year ended March 31, 2016.

Other Operating Expenses. Other operating expenses increased by 12.8% to INR 2,228.5 million in the year ended March 31, 2017 from INR 1,975.6 million in the year ended March 31, 2016 primarily on account of increase in commission expense and payment gateway expense due to an increase in business volume.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 17.9% to INR 275.6 million in the year ended March 31, 2017 from INR 233.7 million in the year ended March 31, 2016 primarily as a result of an increase in amortization expense.

Results from Operations As a result of the foregoing factors, our results from operating activities was a loss of INR 1,863.4 million in the year ended March 31, 2017. Our loss for the year ended March 31, 2016 was INR 1,204.9 million. Excluding the employee share-based compensation costs, the loss would have been INR 1,276.5 million for year ended March 31, 2017 as compared to INR 1,185.5 million for year ended March 31, 2016. Please see the section below entitled “Certain Non-IFRS Measures.”

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture decreased to INR 9.4 million in the year ended March 31, 2017 from INR 11.8 million in the year ended March 31, 2016.

Finance Income. Our finance income increased to INR 369.3 million in the year ended March 31, 2017 from INR 95.1 million in the year ended March 31, 2016 primarily due to the decrease in the market value of publicly traded warrants and increase in interest on bank deposits. Our increase in finance income for the three months ended March 31, 2017 includes INR 230.1 million due to change in the market value of publicly traded warrants and increase in interest on bank deposits by INR 36.6 million.

Finance Costs. Our finance costs increased to INR 149.9 million in the year ended March 31, 2017 as compared to INR 115.1 million in the year ended March 31, 2016 primarily due to the unwinding of discounts on other financial liabilities.

Exceptional Items. Exceptional items relate to the expenses accrued on account of the recent Business Combination with Terrapin 3 Acquisition Corp., NASDAQ listing related legal and professional expenses and contingent dividend, which totaled INR 4,242.5 million for the year ended March 31, 2017. This was a one-time cost for the year ended March 31, 2017.

Income Tax Expense. Our income tax expense during the year ended March 31, 2017 was INR 41.0 million compared to an expense of INR 6.5 million during the year ended March 31, 2016. This was primarily on account of higher taxable income in some of the Company’s subsidiaries.

Loss for the Period. As a result of the foregoing factors, our loss in the year ended March 31, 2017 was INR 5,937 million as compared to a loss of INR 1,243.3 million in the year ended March 31, 2016. Excluding the employee share based compensation costs and net change in fair value of warrants for both years ended March 31, 2017 and 2016; exceptional items for the year ended March 31, 2017, the loss would have been at INR 1,337.6 million for the year March 31, 2017 and INR 1,220.8 million for year ended March 31, 2016. Please see the section below entitled “Certain Non-IFRS Measures.”

Basic and Diluted Loss Per Share. Basic and diluted loss per share was INR 237.89 in the year ended March 31, 2017 as compared to basic and diluted loss per share of INR 58.10 in the year ended March 31, 2016. After adjusting for the employee share based compensation costs and net change in fair value of warrants for both years ended March 31, 2017 and 2016, and for the exceptional items described below for the year ended March 31, 2017, basic and diluted loss per share would have been INR 53.60 for year ended March 31, 2017 as compared to INR 57.05 for year ended March 31, 2016. Please see the section below entitled “Certain Non-IFRS Measures.”

Liquidity. As of March 31, 2017, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 4,560.5 million as compared to INR 1,414.6 million as on March 31, 2016.

Conference Call

Yatra will host a conference call to discuss the company’s unaudited results for the three months and year ended March 31, 2017 beginning at 8:30 AM Eastern Standard Time (or 6:00 PM India Standard Time) on Tuesday, May 16, 2017. To participate, please dial U.S. toll free number: +1-(877)-741-4242, International dial-in number: +1-(719)-325-4801. Thereafter, callers will be prompted to enter the Conference ID: 7556133 (Callers should dial in a few minutes before the start time and give the operator the conference ID number).

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Revenue Less Service Cost, we also refer to Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share, which are also non-IFRS measures. We use financial statements that exclude employee share-based compensation cost, depreciation and amortization, exceptional items and change in fair value of warrants for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

Our non-GAAP financial measures reflect adjustments based on the following:

•	Employee share-based compensation cost: The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•	Exceptional items: Exceptional items reflect the listing expenses incurred, are non-recurring expenses incurred on consummation of business combination agreement.

•	Change in fair value of warrants: Consequent to consummation of the Business Combination, the Company issued 34.67 million warrants having right to subscribe to 17.33 million ordinary shares of Yatra Online, Inc. The accounting guidance requires that we record any change in the fair value of warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-GAAP financial measures.

We evaluate the performance of our business after excluding the impact of above measures and thus believe it is useful to understand the effects of these items on our results from operations, loss for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-GAAP financial measures exclude share-based compensation cost, non-recurring exceptional items and change in fair value of warrants. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Results from Operations and Adjusted Loss for the Period.

The following table reconciles our results from operations (an IFRS measure) to Adjusted EBITDA (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss) (unaudited)	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Amount in INR thousands
Results from operations (as per IFRS)*	(1,191,085)	(334,447)	(1,863,415)	(1,204,917)
Depreciation and amortization	81,567	61,736	275,587	233,703
EBITDA	(1,109,518)	(272,711)	(1,587,828)	(971,214)
Employee share-based compensation costs	550,883	4,242	586,932	19,370
Adjusted EBITDA (Loss)	(558,635)	(268,469)	(1,000,896)	(951,844)

* Does not include exceptional items and share  of loss of joint ventures.

The following table reconciles our results from operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Amount in INR thousands
Result from operations (as per IFRS)	(1,191,085)	(334,447)	(1,863,415)	(1,204,917)
Employee share-based compensation costs	550,883	4,242	586,932	19,370
Adjusted Results from Operations	(640,202)	(330,205)	(1,276,483)	(1,185,547)

The following table reconciles loss for the period (an IFRS measure) to Adjusted Loss for the Period (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Amount in INR thousands
Loss for the period (as per IFRS)	(830,181)	(347,766)	(5,936,963)	(1,243,302)
Employee share-based compensation costs	550,883	4,242	586,932	19,370
Exceptional items	-	-	4,242,526	-
Net change in fair value of warrants	(291,122)	1,086	(230,111)	3,167
Adjusted Loss for the Period	(570,421)	(342,438)	(1,337,615)	(1,220,765)

The following table reconciles basic and diluted loss per share (an IFRS measure) to Adjusted Basic and Diluted Loss Per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Basic and Diluted Loss Per Share (unaudited)	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Basic and diluted loss per share (as per IFRS)	(24.04)	(15.72)	(237.89)	(58.10)
Employee share-based compensation costs	15.95	0.19	23.52	0.91
Exceptional items	-	-	170.00	-
Net change in fair value of warrants	(8.43)	0.05	(9.22)	0.15
Adjusted Basic and Diluted Loss Per Share	(16.52)	(15.48)	(53.60)	(57.05)

The following table reconciles our revenue (an IFRS measure) to Revenue Less Service Cost (a non-IFRS measure):

	Air Ticketing		Hotels and Packages		Others (including Other Income)		Total
	Three months ended March 31,
Amount in INR thousands except %	2017	2016	2017	2016	2017	2016	2017	2016
Revenue	1,011,157	751,527	1,253,305	1,187,022	165,025	119,685	2,429,487	2,058,234
Service cost	-	-	(954,597)	(949,415)	-	-	(954,597)	(949,415)
Revenue Less Service Cost	1,011,157	751,527	298,708	237,607	165,025	119,685	1,474,890	1,108,819
% of revenue	100.0%	100.0%	23.8%	20.0%	100.0%	100.0%	60.7%	53.9%

	Air Ticketing		Hotels and Packages		Others (including Other Income)		Total
	Year Ended March 31,
Amount in INR thousands except %	2017	2016	2017	2016	2017	2016	2017	2016
Revenue	3,656,976	2,876,526	5,314,749	5,217,934	421,780	284,451	9,393,505	8,378,911
Service cost	-	-	(4,190,896)	(4,171,366)	-	-	(4,190,896)	(4,171,366)
Revenue Less Service Cost	3,656,976	2,876,526	1,123,853	1,046,568	421,780	284,451	5,202,609	4,207,545
% of revenue	100.0%	100.0%	21.1%	20.06%	100.0%	100.00%	55.4%	50.2%

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

We are the second largest online travel agent company in India. Based in Gurgaon, India, we are a one-stop-shop for all travel related services. A brand that believes in "Creating Happy Travelers," we provide information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, Packages, buses, trains, in city activities, inter-city and point-to-point cabs. As a leading consolidator of accommodation options, we provide real-time bookings for more than 61,000 hotels in India and over 500,000+ hotels around the world. Through our website, www.yatra.com, our mobile application and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND YEAR ENDED MARCH 31, 2017

(Amounts in thousands, except per share data and number of shares)

	Three months ended March 31,			Year ended March 31,
	2017	2017	2016	2017	2017	2016
	INR	USD	INR	INR	USD	INR
	Unaudited			Unaudited		Audited
Revenue
Rendering of services	2,283,122	35,275	1,946,338	9,021,613	139,387	8,123,508
Other revenue	117,398	1,814	79,364	323,535	4,999	214,524
Total revenue	2,400,520	37,089	2,025,702	9,345,148	144,386	8,338,032

Other income	28,967	448	32,532	48,357	747	40,879

Service cost	954,597	14,749	949,415	4,190,896	64,751	4,171,366
Personnel expenses	931,451	14,391	382,875	2,104,723	32,519	1,515,581
Marketing and sales promotion expenses	962,615	14,873	451,495	2,457,242	37,965	1,687,542
Other operating expenses	690,342	10,666	547,160	2,228,472	34,431	1,975,636
Depreciation and amortisation	81,567	1,260	61,736	275,587	4,258	233,703
Results from operations	(1,191,085)	(18,402)	(334,447)	(1,863,415)	(28,791)	(1,204,917)

Share of loss of joint venture	(2,599)	(40)	(3,155)	(9,441)	(146)	(11,802)
Finance income	425,157	6,569	26,452	369,269	5,705	95,072
Finance costs	(57,337)	(886)	(29,264)	(149,863)	(2,315)	(115,140)
Loss before exceptional items and income taxes	(825,864)	(12,759)	(340,414)	(1,653,450)	(25,547)	(1,236,787)
Exceptional items**	-	-	-	(4,242,526)	(65,548)	-
Loss before income taxes	(825,864)	(12,759)	(340,414)	(5,895,976)	(91,095)	(1,236,787)
Income tax (expense)/credit	(4,317)	(67)	(7,352)	(40,987)	(633)	(6,515)
Loss for the period	(830,181)	(12,826)	(347,766)	(5,936,963)	(91,728)	(1,243,302)

Other comprehensive loss
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement of defined benefit (asset) liability	2,940	45	(1,827)	(8,140)	(126)	(9,403)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences	38,767	599	(10,299)	44,997	695	(18,615)

Other comprehensive loss for the period, net of tax	41,707	644	(12,126)	36,857	569	(28,018)
Total comprehensive loss for the period, net of tax	(788,474)	(12,182)	(359,892)	(5,900,106)	(91,159)	(1,271,320)

Loss attributable to :
Owners of the Parent Company	(811,177)	(12,532)	(334,768)	(5,901,483)	(91,180)	(1,218,824)
Non-controlling interest	(19,004)	(294)	(12,998)	(35,480)	(548)	(24,478)
Loss for the period	(830,181)	(12,826)	(347,766)	(5,936,963)	(91,728)	(1,243,302)

Total comprehensive loss attributable to :
Owners of the Parent Company	(769,562)	(11,890)	(346,847)	(5,864,482)	(90,609)	(1,246,632)
Non-controlling interest	(18,912)	(292)	(13,045)	(35,624)	(550)	(24,688)
Total comprehensive loss for the period	(788,474)	(12,182)	(359,892)	(5,900,106)	(91,159)	(1,271,320)

Loss per share*
Basic	(24.04)	(0.37)	(15.72)	(237.89)	(3.68)	(58.10)
Diluted	(24.04)	(0.37)	(15.72)	(237.89)	(3.68)	(58.10)

Weighted average number of ordinary shares outstanding was used in computing basic/diluted earnings per share (EPS).

*On December 16, 2016, preference shares issued by Yatra Online, Inc. were converted into ordinary shares of Yatra Online, Inc. We, thereafter, effectuated a reverse 5.4242194-for-one share split of our ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying our share options. Consequently, the basic and diluted EPS for all periods presented is adjusted retrospectively to reflect the share split.

** The exceptional items relate to NASDAQ listing related expenses, transaction costs and contingent dividend expense.

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 MARCH 2017

(Amounts in thousands, except per share data and number of shares)

	March 31, 2017		March 31, 2016
	INR	USD	INR
	Unaudited		Audited
Assets
Non-current assets
Property, plant and equipment	141,646	2,188	126,563
Intangible assets and goodwill	1,609,103	24,861	1,411,104
Prepayments and other assets	4,935	76	-
Other financial assets	82,177	1270	110,558
Other non financial assets	82,404	1,273	43,783
Deferred tax asset	35,874	554	40,443
Total non current assets	1,956,139	30,222	1,732,451

Current assets
Inventories	14,222	220	11,933
Trade and other receivables	1,970,375	30,443	1,362,838
Prepayments and other assets	744,490	11,503	566,309
Income tax recoverable	292,763	4,523	266,879
Other current financial assets	3,063,815	47,337	1,023,952
Cash and cash equivalents	1,532,629	23,680	389,664
Total current assets	7,618,294	117,706	3,621,575

Total assets	9,574,433	147,928	5,354,026

Equity and liabilities
Equity
Share capital	633	10	27
Share premium	14,438,936	223,086	121,203
Treasury shares	(54,371)	(840)	-
Preference Share
Share capital	-	-	196
Share premium	-	-	6,179,568
Other capital reserve	733,448	11,332	174,820
Accumulated deficit	(12,003,430)	(185,457)	(6,023,690)
Foreign currency translation reserve	22,271	344	(22,652)
Total equity attributable to equity holders of the company	3,137,487	48,475	429,472
Total Non Controlling Interest	52,082	805	11,586
Total Equity	3,189,569	49,280	441,058

Non current liabilities
Borrowings	30,902	477	368,859
Trade and other payables	-	-	214,606
Employee benefits	55,207	853	42,605
Deferred revenue	458,703	7,087	711,329
Other financial liabilities	4,979	77	36,997
Other non financial liability	3,598	56	49,504
Total Non current liabilities	553,389	8,550	1,423,900

Current liabilities
Borrowings	13,974	216	100,574
Trade and other payables	3,148,544	48,646	2,053,218
Employee benefits	49,147	759	33,416
Deferred revenue	539,562	8,336	647,518
Other taxes payable	14,563	225	-
Other financial liabilities	1,450,623	22,413	123,225
Other current liabilities	615,062	9,503	531,117
Total current liabilities	5,831,475	90,098	3,489,068
Total liabilities	6,384,864	98,648	4,912,968
Total equity and liabilities	9,574,433	147,928	5,354,026

Yatra Online, Inc.

UNAUDITED CONDENSED Consolidated statement of changes in equity for YEAR ENDED March 31, 2017

(Amounts in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital*	Equity share premium*	Preference share capital	Preference share premium	Treasury Shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non Controlling Interest	Total Equity
Balance as at March 31, 2016	27	121,203	196	6,179,568		(6,023,690)	174,820	(22,652)	429,472	11,586	441,058

Loss for the year	-	-	-	-	-	(5,901,483)	-	-	(5,901,483)	(35,480)	(5,936,963)

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	-	-	44,997	44,997	-	44,997
Remeasurement of defined benefit (asset) liability	-	-	-	-	-	(7,998)	-	-	(7,998)	(142)	(8,140)
Total other comprehensive loss	-	-	-	-		(7,998)	-	44,997	36,999	(142)	36,857

Total comprehensive loss	-	-	-	-	-	(5,909,481)	-	44,997	(5,864,484)	(35,622)	(5,900,106)

Share based payments	-	-	-	-	-	8,614	578,318	-	586,932	-	586,932
Exercise of options	1	24,502	-	-	7,230	-	(19,690)	(74)	11,969	-	11,969
Issue of treasury shares	1	50,381	-	-	(50,382)	-	-	-	-	-	-
Own shares acquired	-	-	-	-	(11,219)	-	-	-	(11,219)	-	(11,219)
Issue of share capital	18	1,670,878	-	-	-	-	-	-	1,670,896	-	1,670,896
Capital transaction involving the issuance of shares pursuant to business combination	48	6,474,085	-	-	-	-	-	-	6,474,133	-	6,474,133
Preference shares converted into ordinary shares	538	6,179,226	(196)	(6,179,568)	-	-	-	-	-	-	-
Transaction cost	-	(81,339)	-	-	-	-	-	-	(81,339)	-	(81,339)
Contingent Dividend	-	-	-	-	-	(2,755)	-	-	(2,755)	-	(2,755)
Change in non-controlling interest	-	-	-	-	-	(76,118)	-	-	(76,118)	76,118	-

Total contribution by owners	606	14,317,733	(196)	(6,179,568)	(54,371)	(70,259)	558,628	(74)	8,572,499	76,118	8,648,617

Balance as at March 31, 2017	633	14,438,936	-	-	(54,371)	(12,003,430)	733,448	22,271	3,137,487	52,082	3,189,569

* 33.83 million numbers of ordinary shares, with par value of USD 0.0001, includes 3.159 million numbers of class “F” shares issued as part of business combination, with par value of USD 0.00001.

Yatra Online, Inc.

UNAUDITED CONDENSED Consolidated statement of changes in equity for YEAR ENDED March 31, 2016

(Amounts in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Preference share capital	Preference share premium	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non Controlling Interest	Total Equity
Balance as at April 1, 2015	27	121,203	179	5,351,710	(4,896,326)	155,450	(4,037)	728,206	6,752	734,958

Loss for the year	-	-	-	-	(1,218,824)	-	-	(1,218,824)	(24,478)	(1,243,302)
Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	-	(18,615)	(18,615)	-	(18,615)
Remeasurement of defined benefit (asset) liability	-	-	-	-	(9,193)	-	-	(9,193)	(210)	(9,403)
Total other comprehensive loss	-	-	-	-	(9,193)	-	(18,615)	(27,808)	(210)	(28,018)

Total comprehensive loss	-	-	-	-	(1,228,017)	-	(18,615)	(1,246,632)	(24,688)	(1,271,320)

Share based payments	-	-	-	-	-	19,370	-	19,370	-	19,370
Issue of share capital	-	-	17	827,858	-	-	-	827,875	-	827,875
Transaction with non controlling interest	-	-	-	-	100,653	-	-	100,653	29,522	130,175
Total contribution by owners	-	-	17	827,858	100,653	19,370	-	947,898	29,522	977,420

Balance as at March 31, 2016	27	121,203	196	6,179,568	(6,023,690)	174,820	(22,652)	429,472	11,586	441,058

Transactions with non-controlling interest represent shares of a subsidiary issued to stakeholders outside the Group reducing the percentage holdings of the Group to 97.85% as of March 31, 2016.

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED

MARCH 31, 2017

(Amounts in thousands, except per share data and number of shares)

	Year ended March 31,
	2017	2017	2016
	INR	USD	INR
	Unaudited		Audited
Cash flows from operating activities :
Loss before tax	(5,895,976)	(91,095)	(1,236,787)
Adjustment to reconcile loss before tax to net cash flows:
Depreciation and amortization	275,587	4,258	233,703
Exceptional items	4,069,760	62,879	-
Contingent dividend	292	5	-
Finance income	(134,097)	(2,072)	(89,131)
Finance costs	119,331	1,844	58,765
Unrealized foreign exchange loss	4,205	65	4,524
(Gain)/Loss on disposal of property, plant and equipment	(622)	(10)	212
Change in fair value of warrants	(230,111)	(3,555)	3,167
Excess provision written back	(43,790)	(677)	(35,666)
Advances /Provisions written off	-	-	7,179
Trade and other receivables written-off	92,240	1,425	107,363
Share of loss of joint venture	9,441	146	11,802
Share-based payment expense	586,932	9,068	19,370
Working capital changes:
Increase in trade and other receivables	(889,875)	(13,749)	(219,443)
Increase in inventories	(3,086)	(48)	(2,546)
Increase in trade and other payables	508,345	7,854	754,192

Direct taxes paid (net of refunds)	(58,396)	(902)	(76,607)
Net cash used in operating activities	(1,589,820)	(24,563)	(459,903)

Cash flows from investing activities:
Investment in joint venture	(3,000)	(46)	(7,800)
Purchase of property, plant and equipment	(65,055)	(1,005)	(68,672)
Proceeds from sale of property, plant and equipment	2,975	46	780
Purchase / development of intangible assets	(408,643)	(6,314)	(239,098)

Investment in term deposits	(10,292,660)	(159,025)	(3,711,662)
Proceeds from term deposits	8,374,026	129,381	3,465,629
Interest received	11,829	183	85,274
Net cash used in investing activities	(2,380,528)	(36,780)	(475,549)

Cash flows from financing activities:
Repurchase of own shares	(11,219)	(173)	-
Capital transaction involving the issuance of shares pursuant to Business Combination (net of transaction cost)	3,970,168	61,340	-
Proceeds from issue of equity shares	1,731,971	26,760	846,283
Acquisition by non controlling interest	-	-	130,175
Proceeds from borrowings	-	-	726,616
Repayment of borrowings	(436,210)	(6,740)	(497,684)
Repayment of vehicle loan	(15,480)	(239)	(11,487)
Interest paid on term loan	(29,969)	(463)	(32,211)
Interest paid on vehicle loan	(3,308)	(51)	(2,485)
Interest paid on bank overdraft	(14,143)	(219)	(15,186)
Net cash from financing activities	5,191,810	80,215	1,144,021

Net increase in cash and cash equivalents	1,221,462	18,872	208,569
Effect of exchange differences on cash & cash equivalents	(78,497)	(1,213)	(39,929)
Cash and cash equivalents at the beginning of the year	389,664	6,020	221,024
Closing cash and cash equivalents at the end of the period	1,532,629	23,680	389,664
Components of cash and cash equivalents:
Cash on hand	1,105	17	2,659
Balances with banks
On current account	1,230,028	19,004	263,016
Credit card collection in hand	271,125	4,189	123,989
Cash in transit	30,371	469	-
Total cash and cash equivalents	1,532,629	23,680	389,664

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
(in thousands except percentages)
Quantitative Details *
Air Passengers Booked	1,814	1,481	6,869	5,698
Hotel Room Nights Booked	442	287	1,383	1,139
Packages Passengers Travelled	33	31	143	130
Amount in INR thousands except %
Gross Bookings
Air Ticketing	16,499,202	12,093,909	57,562,263	49,268,781
Hotels and Packages	2,648,884	2,405,028	10,435,643	9,614,004
Others	354,972	175,780	1,054,078	614,406
Total	19,503,058	14,674,717	69,051,984	59,497,191
Revenue Less Service Cost
Air Ticketing	1,011,157	751,527	3,656,976	2,876,526
Hotels and Packages	298,709	237,607	1,123,854	1,046,567
Others	165,025	119,685	421,779	284,452
Total	1,474,890	1,108,819	5,202,608	4,207,545
Net Revenue Margin %**
Air Ticketing	6.1%	6.2%	6.4%	5.8%
Hotels and Packages	11.3%	9.9%	10.8%	10.9%

* Quantitative details are considered on Gross basis.

**Net Revenue Margin is defined as Revenue Less Service Cost as a percentage of Gross Booking.